FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 14, 2009 (“ Up, Up, and Away: Cryptologic Launches Games Based On Superman, Braveheart and Forrest Gump”)

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

UP, UP, AND AWAY: CRYPTOLOGIC LAUNCHES GAMES BASED ON
SUPERMAN, BRAVEHEART AND FORREST GUMP

December 14th, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, today announces a new downloadable game lineup that brings DC Comics’ Superman and Paramount Pictures’ Forrest Gump and Braveheart to many of the world’s largest Internet casinos. The company also unveiled a new lobby for its popular Internet casino software.

The DC Super Heroes are not the only big entertainment brands making their debuts at Internet casinos this fall. CryptoLogic’s other new games are based on feature film characters Forrest Gump and Braveheart, following a multi-year deal signed with Paramount Digital Entertainment.

“Big brands drive player popularity, and that is why CryptoLogic is excited to launch a game based on Superman, one of the most iconic brands of the entertainment world,” said Brian Hadfield, CryptoLogic’s President and CEO. “By also adding Forrest Gump and Braveheart, CryptoLogic continues its industry leadership in launching branded games that resonate with both the casual and serious player. We aim for these games to be both popular and profitable.”

The new game pack also features video slot games Just Vegas and Fumi’s Fortune, a new table game inPerfect Pairs Blackjack, and the Asian influenced gameSic-Bo. Also introduced is a “Double Double Bonus” variant added to CryptoLogic’s video poker line up.

New lobby enhances casino software experience

CryptoLogic has also unveiled a dramatic new lobby – now implemented at www.InterCasino.com -- for its acclaimed downloadable Internet casino software. Using the newest interactive technology, the lobby enables improved navigation and search, an updated jackpot counter, customized features that allow players to keep track of their favourites, and a game suggestion engine to connect the player to other CryptoLogic games.

Superman

It’s a bird! It’s a plane! It’s Superman! CryptoLogic brings non-stop casino game action in one of their most anticipated branded games ever. The company’s third release with DC Comics features 50 lines and an optional bonus bet plus a unique expanding wilds free game feature. Players who trigger the feature will earn a chance to save the world, maneuvering though meteor fields, destroying missiles and leaving their mark as the World’s Greatest DC Super Hero.

Forrest Gump

Forrest Gump says that life is like a box of chocolates, and the same holds true for CryptoLogic’s new 25-line slot game. Players will never know what they’re going to get: a big payout or one of three bonus features including the smashing new 5-level Hollywood Jackpots. Players will yell “Run, Forrest run!” as the excitement never stops.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

Braveheart

The new Braveheart slot machine isn’t eligible to win an Academy Award®, but the movie that inspired it took home five of the golden statues. William Wallace is captured with all the sights, sounds and excitement of the feature film. Will the Scottish side prevail in the Battle Free Games feature, or will Longshanks put down the rebellion? You’ll have to play to find out.

JUST VEGAS

Players will visit the glitzy and thrilling world of Sin City in this new All Pays slot game from CryptoLogic. It’s like playing four games in one as Just Vegas offers players the choice of three completely different free game features, each with unique graphics, sounds and rules. Play with Stacked Wilds at the Asian Casino, increase your chances of re-triggering the feature at the Egyptian Casino, or have all your line wins multiplied by five at the Roman Casino. What happens in Just Vegas will not stay in Vegas, as players are sure to tell friends about this riveting new slot game.

FUMI’S FORTUNE

Fans of Japanese Game shows will enjoy the fast-paced action of Fumi’s Fortune. Hosts Fumi and Aki preside in their wacky, manic studio, where players spin for Fumi money. Players will shout “Banzai!” after experiencing this entertaining game with its eye-popping graphics.

PERFECT PAIRS BLACKJACK

Based on the hole-card version of Blackjack, Perfect Pairs Blackjack is very similar to the Atlantic City and Vegas Blackjack variants in the current casino suite, with some small changes. There is an optional side-bet based on the player’s first two cards and the popular surrender option is included. The gaming action is fast, and the potential winning furious, in CryptoLogic’s new table game.

SIC-BO

Sic Bo had its origins in ancient Chinese gambling games and is very popular in casinos around the world. Players have the opportunity to place many types of wagers on the outcome of each round which consists of rolling three, six-sided dice. Bets are placed on individual dice, combinations of dice, and the totals of the three dice combined. CryptoLogic created three different types of Sic-Bo pay tables, with bets as low as 0.10 for Macau rules, 1.00 for Atlantic City, and 10.00 for the VIP version using the Australian pay table.

“These new games highlight CryptoLogic’s extraordinary e-gaming innovation – and the extraordinary diversity of the brands in our stable,” said Justin Thouin, CryptoLogic’s Vice President. “With Superman, Braveheart and Forrest Gump in one game pack, it’s a powerful blend of big brands and big games.”

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many top Internet gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About DC Comics

DC Comics, a Warner Bros. Entertainment Company, is the largest English-language publisher of comics in the world and home to such iconic characters as Superman, Batman, Wonder Woman and the Sandman. These DC Super Heroes and others have starred in comic books, movies, television series (both animated and live-action) and cyberspace, thrilling audiences of all ages for generations. DC Comics’ Web site is located at www.dccomics.com.

SUPERMAN and all related characters and elements are trademarks of and © DC Comics.

(s09)

About Paramount Digital Entertainment

Paramount Digital Entertainment (PDE) is a division of Paramount Pictures Corporation. PDE develops and distributes filmed entertainment across worldwide digital distribution platforms including online, mobile and portable devices, videogames, virtual worlds and emerging technologies. Paramount Pictures Corporation (PPC), a global producer and distributor of filmed entertainment, is a unit of Viacom (NYSE: VIA, VIA.B), a leading content company with prominent and respected film, television and digital entertainment brands. The company’s labels include Paramount Pictures, Paramount Vantage, Paramount Classics, MTV Films and Nickelodeon Movies. PPC operations also include Paramount Famous Productions, Paramount Home Entertainment, Paramount Pictures International, Paramount Licensing Inc., Paramount Studio Group, and Worldwide Television Distribution.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com

Corfin Communications (UK media only)

Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.